Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.: 000-21810

The is a transcript of a conference call held by William Presley, CEO of Gentherm Incorporated (“Gentherm”), Jonathan Douyard, CFO of Gentherm and Jeremy Patten, President of the Performance Technologies business of Modine Manufacturing Co. (“Modine”) on January 29, 2026 at 8:00 a.m. ET in connection with the proposed business combination between Gentherm and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine

Operator

Good morning, and welcome to today’s call to discuss Gentherm’s combination with Modine’s Performance Technologies business.

I would now like to turn the call over to Greg Blanchette, Gentherm’s Head of Investor Relations. Greg, please go ahead.

Gregory Blanchette

Senior Director of Investor Relations

Thank you. Hello, everyone, and thank you for joining us to discuss Gentherm and Modine’s announcement of our plans for a spin-off and merger of Modine’s Performance Technologies business with Gentherm, which is intended to be tax-free for Modine and Modine shareholders. This morning, Gentherm and Modine issued a news release regarding this announcement, and Gentherm has posted a presentation that we will reference during this call. The release and presentation deck are available on the Investors section of Gentherm’s website.

The comments during today’s call and the accompanying presentation contain forward-looking statements within the meaning of the safe harbor provisions of Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are considered forward-looking statements. These statements are based on management’s current expectations and beliefs, as well as a number of assumptions concerning future events. Such forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks and uncertainties are identified and discussed in the company’s filings with the SEC.

We’ll also refer to non-GAAP financial measures today. These non-GAAP measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm and Modine’s definitions of these non-GAAP measures may not be comparable to similarly titled non-GAAP financial measures reported by the companies.

With me today are Bill Presley, Gentherm Chief Executive Officer; Jon Douyard, Gentherm Chief Financial Officer; and Jeremy Patten, President of Modine Performance Technologies. After the prepared remarks, we’d be pleased to take your questions.

Now I’d like to turn the call over to Bill.

William Presley

President, CEO & Director

Thank you, Greg, and good morning, everyone. We appreciate you joining us to discuss this exciting announcement of our definitive agreement to combine Gentherm with Modine Performance Technologies. Over the past year, we’ve laid out our strategy to drive strategic profitable growth, build operational excellence and achieve superior financial performance. And during 2025, we made significant progress. This is a transformational announcement for the company that accelerates our strategy, and I look forward to sharing why we believe this combination provides value to our shareholders.

Let’s begin on Page 4. This combination nearly doubles the scale of the company, taking revenue to approximately $2.6 billion while driving — while delivering pro forma synergy adjusted EBITDA of 13% with clear expansion opportunities into the mid-teens. Strategically, this serves as a building block that expands Gentherm’s portfolio with highly complementary thermal management products and engineering capabilities while accelerating the company’s access to key growth markets outside of light vehicle, including power generation, commercial vehicle and heavy-duty equipment.

This combination creates incremental value creation and commercial opportunities, including cross-selling, product innovation and integration, as well as geographic expansion into new global markets. We’re bringing together two organizations with a common culture and shared focus on operational excellence. This creates opportunities for us to learn from each other and also enables us to deliver approximately $25 million in identified annual cost synergies.

Upon closing, we will have a compelling financial profile that includes a strong balance sheet and access to capital. This positions us well to continue to execute against our strategic framework and capital allocation priorities. We are excited about the opportunity ahead.

Moving to Slide 5. We are bringing together two industrial pioneers. Gentherm brings more than 30 years of leadership in thermal management and technology innovation, and Modine Performance Technologies has a history that stretches over a century in mission-critical thermal management. It is that expertise in leadership and thermal management that is a common link. We both have strong competitive advantages and market-leading positions. Together, we will leverage our complementary capabilities, expanding our global reach across attractive markets while building greater scale in thermal management solutions.

Before we dive deeper into the strategic and financial benefits of this transaction, I’d like to invite Jeremy Patten, President of Modine Performance Technologies, to say a few words about this great business. Jeremy has a strong track record of industrial leadership, having led businesses and operations at ATS Corporation, IDEX and Danaher. He brings a strategic mindset and commitment to operational excellence that makes him a great addition to our leadership team.

Jeremy and I have gotten to know each other well throughout this process. We have traveled together to multiple locations, and what we observed has reinforced everything I already believed about this business. The team is highly skilled and brings a relentless focus on quality and execution. I’ve been incredibly impressed with his and his team’s strategic vision and operational discipline. This gives me confidence that Modine Performance Technologies will be an excellent fit, and we look forward to welcoming them to Gentherm. Jeremy?

Jeremy Patten

President of the Performance Technologies

Thanks, Bill, for the kind words, and hello, everyone. We should be on Slide 6. I’m really excited to be here today and even more excited about our future with Gentherm.

For those of you who aren’t familiar, Modine Performance Technologies is a leader in mission-critical thermal management technologies with $1.1 billion in revenue. We serve heavy-duty applications, commercial and light vehicles, and through our 80/20 efforts, we’ve recently increased our focus on the high-growth power generation market. We have blue-chip customer base of OEMs and Tier 1s across all of these end markets. These are customers with whom we’ve maintained a strong relationship over decades because they greatly value the reliability and innovation that Modine Performance Technologies has consistently delivered to them. On the right side, you get a view of the mission-critical products in our portfolio. We’re an innovator of highly engineered products developed to deliver optimal thermal performance, improve efficiency and ensure reliability in the toughest environments.

As part of this transaction, Gentherm will acquire the Modine brand, and we’ll continue to go to market as Modine. The brand has strong recognition in the industries we serve, and our employees will be excited to continue building on its legacy as a part of Gentherm. As I’ve become familiar with Gentherm, I’ve grown even more enthusiastic about the opportunities ahead for our team and our future as a combined company.

I’ll now hand it back to Bill to go into more detail around what makes this combination so compelling.

William Presley

President, CEO & Director

Thanks, Jeremy. Turning to Slide 7. While Gentherm and Modine Performance Technologies both focus on thermal management have complementary capability, a key benefit of bringing us together is that it significantly shifts our revenue mix outside of light vehicle while accelerating the growth of Gentherm’s core platforms into markets we identified as attractive when we identified our strategy in 2025.

The commercial vehicle and heavy-duty equipment markets are markets we have been working to develop organically. With Modine Performance Technologies, we now have direct access in an established commercial channels that will allow us to cross-sell Gentherm’s existing product portfolio into a broad customer base. While these markets have been challenged recently, Modine Performance Technologies maintains a strong competitive position and customer relationships, and the business is well positioned to support the industry-wide turnaround that we expect.

Also, Modine Performance Technologies’ presence in the high-growth market of power generation creates a unique opportunity for the combined company. The power generation market is expected to grow rapidly, driven by the need for reliable energy for mission-critical operations, including data centers. In addition, aging and increasingly unstable grid infrastructure is creating demand for reliable backup energy sources. These factors provide tailwinds for growth.

In the light vehicle market, Gentherm has a strong backlog, and we continue to see increasing adoption and take rates for innovative solutions, which gives us confidence in Gentherm’s ability to outgrow the industry. Looking across these end markets, we expect that the combination of Gentherm and Modine Performance Technologies will outperform growth in several markets through technical leadership, a strong product portfolio and established customer bases.

Now on to Slide 8. Our core capabilities are aligned, as both Gentherm and Modine Performance Technologies are experts in thermal management. Our team spent time in Modine facilities across every region, and I personally visited several manufacturing locations and their R&D test center in Racine, Wisconsin. We both engineer our products using the same physics, advanced simulation and virtual testing.

As demonstrated by the graphics on this page, when designing products, we both build complex models that predict performance outcomes long before a product ever hits the road or the field. The products we bring to market are sophisticated and require precision in both engineering and manufacturing to ensure they meet the rigorous requirements of our customers. While Gentherm has historically been focused on human-centric solutions and Modine has been focused on machinery, there is little difference in the way we approach these thermal and flow management solutions. By bringing together our combined thermal management capabilities, our strong patent portfolios and a deep bench of technical experts, we will be able to innovate product solutions for multiple end markets that will drive profitable growth.

Turning to Slide 9. Bringing our companies together unlocks value across multiple fronts. We have spent a significant amount of time interacting with their team and analyzing combined spending. As a result, we have identified actionable run rate cost synergies of approximately $25 million by the end of 2028. The areas of opportunities that we have identified include efficiencies in direct materials, indirect purchasing, logistics, as well as support costs related to the overall company operating model. In addition to the identified synergies, we continue to evaluate footprint and equipment capacity utilization, and we believe there is additional value to be realized over a longer period. This transaction is really about growth, and we are excited by the tangible and attainable incremental commercial opportunities that this deal creates.

In recent months, our teams have been working together to identify areas of potential revenue synergies with great success. I’d like to share a few examples. We have identified clear opportunities to leverage Modine’s long-standing relationships and leading market position to cross-sell Gentherm’s climate and comfort solutions. During one of our workshops, the Modine team explained that the agricultural tractors that they supply are fully equipped with enclosed cabins that benefit from climate and comfort solutions. This echoes the conversations we have had with several equipment manufacturers, and we believe their relationships can accelerate adoption of our solutions.

Product integration is another substantial opportunity. Modine’s products and the systems they go into require valves, and Gentherm is a leading global valve provider. We have an opportunity to integrate our extensive valve technology into the same systems that require their heat exchangers. And third, this combination opens up new global markets, and we will look to leverage their footprint and capability in markets including India, a target region for Gentherm where demand for our solutions is accelerating.

In closing, there are cost synergies to be provided through scale. We can accelerate growth through customer access and combined innovation capabilities, and we gain access to new regions. Together, we can accomplish our goals faster than either company could achieve alone.

Turning to Slide 10. Since joining Gentherm a year ago, one of the key priorities has been cultivating a culture of operational excellence. We are progressing on our journey through standardizing our operating system and key performance indicators, aligning our inventory and supply chain and transforming our footprint to maximize plant and equipment utilization.

Modine Performance Technologies has a well-established operating system that has delivered a lean company with world-class quality. They utilize 80/20 principles to drive significant financial and operational improvements. This culture, combined with their established operating systems, has resulted in expanded margins in a flat revenue environment. By focusing investments toward high-growth markets, the Modine Performance Technologies team has positioned their business to capture the opportunities for growth in areas like power generation.

These two companies come together at an ideal time. Gentherm can learn from Performance Technologies’ well-established operating system and 80/20 philosophy. Together, we can accelerate our objective of operational and commercial excellence to expand margins and create shareholder value.

I will now turn it over to Jon to discuss the financial profile of the combined company.

Jonathan Douyard

Executive VP, CFO & Treasurer

Thanks, Bill. Turning to Slide 11, where I will take you through the company’s financial profile. This transaction will nearly double Gentherm’s revenue, meaningfully broaden our end market exposure and preserve our flexibility to allocate capital and drive shareholder returns. The combined pro forma revenue is approximately $2.6 billion with synergy adjusted EBITDA margin of approximately 13%. As we have discussed in the past, we are confident in Gentherm’s path to mid-teens margin. And as we look at Performance Technologies, we expect a similar trajectory based on the anticipated growth in higher-margin markets as well as operational improvements.

Gentherm has historically had a strong balance sheet, and we are excited we will be able to maintain this position while transforming the business. With expected leverage of approximately 1 turn and an ability to generate strong cash flow, we expect to have ample access to capital to fund strategic priorities. Overall, this combination gives us a strong financial foundation to deliver sustainable value. We will have increased scale, less reliance on the light vehicle markets and a path to deliver meaningful margin expansion.

Turning to Slide 12, and I’ll take you through the key elements of the transaction. Gentherm and Modine Performance Technologies are coming together through a Reverse Morris Trust transaction that is intended to be tax-free to Modine and Modine shareholders. In the transaction, Modine will spin out its Modine Performance Technologies business to Modine shareholders, and at the same time, merge that business with Gentherm. The deal is valued at approximately $1 billion, which represents a multiple of approximately 6.8x based on $147 million pro forma synergy adjusted EBITDA for the trailing 12-month period ended September 2025. This valuation includes adjustments for stand-alone costs as well as identifiable run rate cost synergies of approximately $25 million. These synergies do not include the benefit we expect from the commercial opportunities that Bill discussed earlier. Gentherm shareholders will own approximately 60% of the combined company, with Modine shareholders holding 40%. As part of the transaction, Modine will also receive a $210 million cash distribution.

Upon closing, we will continue to operate under the Gentherm name and will remain listed on NASDAQ. Our headquarters will remain in Novi, Michigan, and we will retain a significant presence at key Modine locations. Importantly, as Jeremy noted earlier, we are acquiring the Modine brand as part of this transaction. Bill will remain our CEO, and I will continue serving as CFO. We expect that the existing Modine Performance Technologies leadership team will continue to run the business as a segment within the broader company. Modine will nominate 2 directors to the Gentherm Board, which will be expanded to 11. We are targeting a transaction close in the fourth quarter of calendar year 2026, subject to Gentherm shareholder approval and other customary closing conditions.

I’ll now turn it back to Bill for closing remarks.

William Presley

President, CEO & Director

Thank you, Jon. Today is a transformational day for the company. We believe these companies are better together. I am confident in our team’s ability to execute and deliver, and I am excited about the future of Gentherm.

With that, I will turn the call back to the operator to begin the Q&A session.

Question-and-Answer Session

Operator

Our first question comes from the line of Ryan Sigdahl with Craig-Hallum.

Ryan Sigdahl

Craig-Hallum Capital Group LLC, Research Division

All right. Curious — so I get all the positive reasons and synergy potential, et cetera. Curious, if there’s any cannibalization on the product side? I see some light vehicle overlap, but maybe across end markets, any concern there? Or what have you quantified potentially from a cannibalization standpoint?

William Presley

President, CEO & Director

Hey Ryan, 0 worry there. The products that we share in the light vehicle market are remarkably different. So zero cannibalization. What this is really about, what we’re excited about, and I know you get it is we’ve been talking since Q1 of last year that our products scale markets other than light vehicle. We’ve been trying to establish those channels organically. And with this transaction, we have established channels to really accelerate our push into other markets with our product.

The other one, the power generation is an exciting one because that will really allow us to expand the valves business. And as you’ve heard me say before, I really love the valve business.

Jonathan Douyard

Executive VP, CFO & Treasurer

Yes, Ryan, I would just add, I think when we look at the automotive business that they bring, which is about 20%, 25% of the company, we actually view it as a cross-selling opportunity for us, similar to other recent transactions that we’ve done where we’ve got broad access to global OEMs. And we view that as an opportunity for us.

Ryan Sigdahl

Craig-Hallum Capital Group LLC, Research Division

Zero is an easy answer to understand. Very good. Data centers, good segue there. Curious, I know Modine has a core data center business doing some cooling, et cetera, et cetera. I’m not going to act like I fully understand exactly everything they do. But curious, what is coming with this transaction from a data center standpoint, what is staying with Modine and kind of how that separation was broken out?

William Presley

President, CEO & Director

Yes. So I would characterize it this way, just very clearly. So what’s coming with Performance Technologies is they’re in the power generation space. So they do the thermal management of the large generators that provide the backup power to the data centers. What’s staying with Modine Climate Solutions is the stuff that’s actually in the data centers, the cooling plates, the cooling systems that they have, the thermal management inside the data centers themselves.

Operator

And our next question comes from the line of Matt Koranda with ROTH Capital Partners.

Matt Koranda

ROTH Capital Partners, LLC, Research Division

I wanted to hear a little bit more about the breakdown of end market exposure post the combination, what’s it going to look like in terms of automotive exposure versus commercial vehicles versus sort of all the other Modine end markets?

Jonathan Douyard

Executive VP, CFO & Treasurer

Yes. This is Jon, Matt. I’ll take this. I think as you look at the business, right, and as you’ve heard us talk over the last year, we’ve really been thinking about from a strategic perspective, becoming less than 70% light vehicle. This transaction actually gets us there. And so as you look at the combined light vehicle business, it’s about 63% of the combined revenue on a pro forma basis.

If you look at commercial vehicles, in heavy-duty applications and think there, you can think like agriculture and those types of things, that’s about 30%. Power generation is — will be about 6% of the business, but it will be the fastest-growing portion, just given the power reliability needs across the globe. Medical will be — continue to be a small portion for us, but a place that we want to continue to invest.

Matt Koranda

ROTH Capital Partners, LLC, Research Division

Got it. And then I wanted to hear a little bit more about the growth of the end markets, especially at Modine. I guess you referenced some headwinds as of late in the business. Where are they in sort of the demand cycle, I guess, for heavy applications in commercial vehicle, power gen? And are they expected to sort of — to grow this year?

Jonathan Douyard

Executive VP, CFO & Treasurer

Yes. I mean, we do expect the business to grow. We’ve seen continued strong performance or recent performance, even while the top line has been flat to down on margin expansion across. So we’re excited about the margin potential of the business. But when you look at the end markets, we would say across the industry as you look at commercial vehicles and heavy-duty that we’re getting towards the end of the down cycle and would expect to see a rebound here as we get into 2026, 2027. And so we’re excited about that. I’m excited about the competitive position of this business.

Power generation is, call it, a secular growth. We view a long-term growth model that’s — we’re suggesting is in the 20-plus percent range for this business. And so as we think about the mix of the portfolio, that will continue to shift over time. But we like the businesses where they fit. We’ve obviously been trying to get into these businesses organically. We think this accelerates it, and we think the time is right from a market cycle perspective.

Matt Koranda

ROTH Capital Partners, LLC, Research Division

Okay. Makes sense. And then maybe I’ll just ask one on commercial synergies. You guys mentioned the purpose of the acquisition is really growth-oriented, and you referenced sort of the capability of cross-selling some of your thermal comfort technologies into Modine’s customers. Curious, how to think about quantifying that opportunity and how near term that could be? Do you guys want to take a crack at sort of just kind of trying to quantify that for us? Because I know it wasn’t broken out in the synergies. I think those are all cost related.

William Presley

President, CEO & Director

Yes. I don’t know that we could quantify it exactly. What we would say is we’ve identified those markets as attractive, Matt. We think it’s — if I were going to bound it, we think it’s more than $100 million, but less than $0.5 billion, if I were going to put a bound on there. So I think that’s just the cross-selling is just one.

The other aspect that we’re very excited about is the product integration. If you look at the products that Modine Performance Technologies supplies, it’s all about fluid and air management, thermal equation. And all of their systems have valves. And we’re a large supplier of valves. They make no valves today, that’s all outsourced. So we’re excited about the product integration there. And then again, the third thing is they have footprint in markets we’ve been trying to figure out access where we see our demand growing for our climate solutions like India.

Jonathan Douyard

Executive VP, CFO & Treasurer

Yes. I think I would just add to that, Matt. I mean, Bill talked in the prepared remarks about the amount of time we spent with the team throughout this process and how we continue to be more excited about it as we move on. He talked about a workshop that we had. And I think the level of excitement in that workshop where they were able to define a pipeline of actionable revenue opportunities. That was north of $100 million. Yes, in a very short period of time, just speaks to the power of the opportunity here. I don’t — but we’re not going to necessarily commit to that number today. There’s a lot more work to be done from a commercial perspective, but we continue to be excited about it as we learn more about this business.

Operator

Our next question comes from the line of Luke Junk with Baird.

Luke Junk

Robert W. Baird & Co. Incorporated, Research Division

Bill, maybe hoping to start — circle back to the cross-selling opportunity. And I guess I’m trying to get a better handle on some of the things that you’ve workshopped and understanding channels to market at these new customers where you’re gaining relationships. Is there enough similarity in terms of who the purchasing folks are and how those organizations are set up in parallel relative to the new entity that we’re going to have here? And then you also made reference to some of the things that have happened in the past. And I’d be curious, especially what we should think in terms of comparing or contrasting this opportunity, for instance, with the opportunity that we saw stemming from Alfmeier.

William Presley

President, CEO & Director

So I think it’s an opportunity very similar to Alfmeier. Jon alluded to that before, right? We view this as a cross-selling opportunity. In working with the Modine team and working with Jeremy, they have the right channels to cross-sell the products into the markets we’re interested in. Specifically in agriculture and mining equipment, that’s a direct OEM model. So they have those channels directly there. On the commercial vehicle, it’s more on the fleet side. So we’ve been working to develop that organically, but very strong channels already established for cross-selling climate and comfort solutions into those markets.

Luke Junk

Robert W. Baird & Co. Incorporated, Research Division

Okay. Then for a follow-up, Bill maybe, or Jon, you could jump in here too as well. We’ve talked a little this morning about the Modine operating system and some of what’s been going on in this business from a top line headwind, but some growth momentum from an earnings standpoint. How should we just think about that dropping into Gentherm strategically given some of the footprint actions that are already in motion, and then sort of as a combined entity, maybe what you envision leveraging as you acquire some of those capabilities and whatnot?

William Presley

President, CEO & Director

Yes. I would say from the operating system, Luke, you and I have talked about this, right? Gentherm, 30 years old, born out of acquisition. So we’ve been spending a lot of time standardizing operating models, KPIs, plans for every part, a lot of the things we’ve talked about. So we’re getting there.

Modine is a 100-year-old company. They have a well-established operating system. And they’re an 80/20 company. They use the 80/20 philosophy. That’s something that the Gentherm team could benefit directly from that philosophy. So we plan for a direct, what I would call, sharing of knowledge read across.

I spent a lot of time in their plants. I think personally, I walked through 6 of their assembly plants. Their plants are run well. Their plants are very connected digitally, which is something that we can learn from because that’s a journey on. They have very high overall equipment effectiveness. So they use their equipment well when it’s running, which is something we’ve been focused on developing as well. So we just think that there’s a lot of knowledge sharing to be had there from a 100-year-old company versus the journey that we really started last year. Jon, what would you add?

Jonathan Douyard

Executive VP, CFO & Treasurer

Yes, I would just add, I mean, very lean structure. I think the team has done a really nice job there. Capital intensity is low. It’s in the 2.5%, 2% to 3% range. And so I think as we look at this over the long term, we talked about there being the opportunity for more synergies. We’ll continue to look at that. But really great asset and well-run company.

Luke Junk

Robert W. Baird & Co. Incorporated, Research Division

For my last question, maybe if you could just touch on the deal structure. Obviously, a lot of equity going to be involved here, but I think you’re viewing it through the lens of keeping the balance sheet flexibility into the future. Is that the right way we should think about the structure?

Jonathan Douyard

Executive VP, CFO & Treasurer

Yes. I mean, we’re excited about the structure, doubling the size of the company. We think the multiple roughly in line with where we are today and will be levered about a turn approximately upon closing. And so it gives us a lot of flexibility as we move forward.

Obviously, we’ll have a lot to work to do here, but continue to view investing organically in the business as well as other ways to generate returns as a significant opportunity for us as we move forward. So we appreciate the flexibility that the transaction structure got us. And it provides us another platform for growth into other markets that we didn’t necessarily have direct access to historically.

Operator

Thank you. And ladies and gentlemen, we have reached the end of the question-and-answer session, and this also concludes today’s conference call. Thank you for your participation, and have a wonderful day.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.